

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 16, 2006

<u>**Via U.S. Mail**</u>

Jonathan F. Boucher
Reinhold Acquisition Corp.
c/o The Jordan Company, L.P.
767 Fifth Avenue
New York, NY 10153

> **Re: Reinhold Industries, Inc.**
> **Schedule TO-T filed November 9, 2006**
> **SEC File No. 005-41315**

Dear Mr. Boucher:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO</u>

1. Supplementally advise us as to why you have not included The Jordan Company, L.P. as a bidder in connection with the tender offer. In doing so, please refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000). Alternatively, please revise your offer to include The Jordan Company as a filing person.

2. We note that you may be deemed to beneficially own approximately 49% of the Shares issued and outstanding by virtue of the execution of the Shareholders Agreement with certain shareholders of the company. Please supplementally advise us as to why the solicitation of these shareholders to enter into the Shareholders Agreement did not constitute the commencement of a tender offer subject to Sections 13(e) and 14(e) of the Exchange Act and the rules promulgated thereunder.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile at (212) 262-1910:

James B. Carlson, Esq.
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10019